June 10, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leafbuyer Technologies, Inc.
Form 10-K for the Fiscal Year ended June 30, 2020 Filed September 25, 2020 File No. 000-55855 SEC Letter dated May 18, 2021

Dear Staff:

On behalf of Leafbuyer Technologies, Inc. (the “Company”), we are requesting that the deadline for a response to your May 18, 2021 comment letter be extended until 20 business days from the date of this letter. We have recently been engaged by the Company to represent them on this matter and have not yet reviewed the your letter or the Company’s 10-K for fiscal yeay June 30, 2020.  This will give us sufficient time to review both and provide you with responses to your comments.

The Company is requesting the extension because they have decided it was in their best interest to terminate the engagement of their previous counsel and this has caused delays in the Company’s ability to respond to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

/s/ Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP